Exhibit 99.2

Nomad Foods Limited
Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2026

Nomad Foods Limited—Interim management report
Results for the six months ended June 30, 2026
The Company’s financial results are discussed within the press release which accompanies these unaudited condensed consolidated interim financial statements.
Liquidity review

	For the six months ended June 30,
	2026	2025
	€m	€m
Net cash generated from operating activities	119.7	120.2
Net cash used in investing activities	(35.4)	(34.7)
Net cash used in financing activities	(131.8)	(224.3)
Net decrease in cash and cash equivalents	(47.5)	(138.8)
Cash and cash equivalents at end of period	273.4	266.6

Cash and cash equivalents decreased during the six months ended June 30, 2026 as well as in the six months ended June 30, 2025.

Net cash generated from operating activities decreased by €0.5 million compared to the six months ended June 30, 2025 primarily driven by a decrease in profit after tax of €12.4 million. This decrease was partially offset by a net cash outflow from changes in working capital of €51.7 million in the six months ended June 30, 2026, compared to €63.5 million in the six months ended June 30, 2025. This decrease was further partially offset by a reduction in cash outflows from exceptional items, which predominantly arise from our group-wide restructuring and transformation programs to €23.9 million in the six months ended June 30, 2026, compared to €30.8 million in the six months ended June 30, 2025, and a decrease in cash outflows for payments of tax to €20.4 million in the six months ended June 30, 2026, compared to €33.6 million in the six months ended June 30, 2025.

Net cash used in investing activities increased by €0.7 million compared to the six months ended June 30, 2025. Payments for property, plant and equipment and intangibles of €37.4 million were offset by interest received of €2.0 million in the six months ended June 30, 2026, compared to payments for property, plant and equipment and intangibles of €37.1 million, offset by €2.4 million interest received in the six months ended June 30, 2025.

Net cash used in financing activities decreased by €92.5 million compared to the six months ended June 30, 2025. The net cash outflow in the six months ended June 30, 2026 included payments for the repurchase of ordinary shares of €23.7 million, interest payments of €48.7 million, dividend payments of €40.9 million, and lease payments of €17.6 million. The net cash outflow in the six months ended June 30, 2025 included payments for the repurchase of ordinary shares of €100.5 million, interest payments of €51.6 million, dividend payments of €48.4 million, and lease payments of €17.0 million.

Nomad Foods Limited—Condensed Consolidated Interim Statements of Financial Position
As of June 30, 2026 (unaudited) and December 31, 2025

		June 30, 2026	December 31, 2025
	Note	€m	€m
Non-current assets
Goodwill		2,105.5	2,104.7
Intangible assets		2,461.3	2,463.8
Property, plant and equipment		602.2	595.2
Other non-current assets		7.6	7.0
Derivative financial instruments	9	3.0	0.4
Deferred tax assets		11.3	17.1
Total non-current assets		5,190.9	5,188.2
Current assets
Cash and cash equivalents		273.4	324.8
Inventories		470.8	440.6
Trade and other receivables		426.2	350.8
Current tax receivable		12.8	26.1
Derivative financial instruments	9	4.7	4.5
Total current assets		1,187.9	1,146.8
Total assets		6,378.8	6,335.0
Current liabilities
Trade and other payables		841.8	794.9
Current tax payable		166.5	193.4
Provisions	10	30.0	27.6
Loans and borrowings	9	33.7	32.6
Derivative financial instruments	9	10.1	19.4
Total current liabilities		1,082.1	1,067.9
Non-current liabilities
Loans and borrowings	9	2,278.3	2,258.6
Employee benefits	11	140.2	138.4
Other non-current liabilities		0.3	0.4
Provisions	10	1.3	1.4
Derivative financial instruments	9	93.4	112.2
Deferred tax liabilities		265.7	259.3
Total non-current liabilities		2,779.2	2,770.3
Total liabilities		3,861.3	3,838.2
Net assets		2,517.5	2,496.8
Equity attributable to equity holders
Share capital and capital reserve	13	1,111.4	1,134.3
Share based compensation reserve	12	12.8	16.9
Translation reserve		104.7	102.4
Other reserves	13	(2.3)	(12.9)
Retained earnings		1,290.9	1,256.1
Total equity		2,517.5	2,496.8
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Profit or Loss
For the three and six months ended June 30, 2026 and June 30, 2025

		For the three months ended June 30,		For the six months ended June 30,
		2026	2025	2026	2025
	Note	€m	€m	€m	€m
Revenue		723.7	746.9	1,438.9	1,507.0
Cost of sales		(514.5)	(540.6)	(1,046.1)	(1,089.1)
Gross profit		209.2	206.3	392.8	417.9
Other operating expenses		(107.6)	(103.9)	(224.6)	(224.6)
Exceptional items	5	(13.0)	(14.9)	(22.9)	(32.0)
Operating profit		88.6	87.5	145.3	161.3
Finance income	6	3.1	13.6	9.1	10.5
Finance costs	6	(31.6)	(30.5)	(59.0)	(61.5)
Net financing costs		(28.5)	(16.9)	(49.9)	(51.0)
Profit before tax		60.1	70.6	95.4	110.3
Taxation	7	(11.6)	(13.5)	(18.0)	(20.5)
Profit for the period		48.5	57.1	77.4	89.8

Earnings per share
Basic earnings per share	8	€0.35	€0.37	€0.55	€0.59
Diluted earnings per share	8	€0.35	€0.37	€0.55	€0.58
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Comprehensive Income/(Loss)
For the three and six months ended June 30, 2026 and June 30, 2025

		For the three months ended June 30,		For the six months ended June 30,
		2026	2025	2026	2025
	Note	€m	€m	€m	€m
Profit for the period		48.5	57.1	77.4	89.8
Other comprehensive income/(loss):
Actuarial (gains)/losses on defined benefit pension plans	11	(4.5)	(4.3)	(3.2)	4.1
Taxation credit/(charge) on remeasurement of defined benefit pension plans		0.9	1.2	1.5	(1.1)
Items not reclassified to the Statement of Profit or Loss		(3.6)	(3.1)	(1.7)	3.0
Exchange differences on translation of foreign operations		1.5	(21.8)	2.3	(23.8)
Cash flow hedges		(9.4)	(20.6)	4.5	(30.9)
Taxation credit/(charge) relating to components of other comprehensive income		1.0	5.8	(4.0)	9.3
Items that may be subsequently reclassified to the Statement of Profit or Loss		(6.9)	(36.6)	2.8	(45.4)
Other comprehensive (loss)/income for the period, net of tax		(10.5)	(39.7)	1.1	(42.4)
Total comprehensive income for the period		38.0	17.4	78.5	47.4

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity
For the six months ended June 30, 2026

		Share capital and capital reserve	Share based compensation reserve	Translation reserve	Other reserves	Retained earnings	Total equity
	Note	€m	€m	€m	€m	€m	€m
Balance as of January 1, 2026		1,134.3	16.9	102.4	(12.9)	1,256.1	2,496.8
Profit for the period		—	—	—	—	77.4	77.4
Other comprehensive income/(loss) for the period		—	—	2.3	0.5	(1.7)	1.1
Total comprehensive income for the period		—	—	2.3	0.5	75.7	78.5
Deferred hedging gains transferred to the carrying value of inventory		—	—	—	10.1	—	10.1
Transactions with owners, recognized directly in equity:
Share based payment charge	12	—	(2.9)	—	—	—	(2.9)
Issue of ordinary shares	12	0.8	(0.8)	—	—	—	—
Repurchase of ordinary shares	13	(23.7)	—	—	—	—	(23.7)
Dividends	13	—	—	—	—	(40.9)	(40.9)
Reclassification of awards for settlement of tax liabilities	12	—	(0.4)	—	—	—	(0.4)
Total transactions with owners, recognized directly in equity		(22.9)	(4.1)	—	—	(40.9)	(67.9)
Balance as of June 30, 2026		1,111.4	12.8	104.7	(2.3)	1,290.9	2,517.5

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity (continued)
For the six months ended June 30, 2025

		Share capital and capital reserve	Share based compensation reserve	Translation reserve	Other reserves	Retained earnings	Total equity
	Note	€m	€m	€m	€m	€m	€m
Balance as of January 1, 2025		1,316.4	26.2	135.3	(14.9)	1,199.5	2,662.5
Profit for the period		—	—	—	—	89.8	89.8
Other comprehensive (loss)/income for the period		—	—	(23.8)	(21.6)	3.0	(42.4)
Total comprehensive (loss)/income for the period		—	—	(23.8)	(21.6)	92.8	47.4
Deferred hedging gains transferred to the carrying value of inventory		—	—	—	3.9	—	3.9
Transactions with owners, recognized directly in equity:
Share based payment charge	12	—	4.1	—	—	—	4.1
Issue of ordinary shares	12	12.2	(12.2)	—	—	—	—
Repurchase of ordinary shares	13	(100.9)	—	—	—	—	(100.9)
Dividends	13	—	—	—	—	(48.4)	(48.4)
Reclassification of awards for settlement of tax liabilities	12	—	(4.9)	—	—	—	(4.9)
Total transactions with owners, recognized directly in equity		(88.7)	(13.0)	—	—	(48.4)	(150.1)
Balance as of June 30, 2025		1,227.7	13.2	111.5	(32.6)	1,243.9	2,563.7

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Cash Flows
For the six months ended June 30, 2026 and June 30, 2025

		For the six months ended June 30,
		2026	2025
	Note	€m	€m
Cash flows from operating activities
Profit for the period		77.4	89.8
Adjustments for:
Exceptional items	5	22.9	32.0
Share based payments (credit)/expense	12	(2.9)	4.1
Depreciation and amortization	4	50.2	50.3
Loss on disposal and impairment of property, plant and equipment		0.3	0.4
Net finance costs	6	49.8	51.0
Taxation	7	18.0	20.5
Operating cash flow before changes in working capital, provisions and exceptional items		215.7	248.1
Increase in inventories		(25.2)	(27.9)
Increase in trade and other receivables		(75.0)	(91.0)
Increase in trade and other payables		51.9	56.4
Decrease in employee benefits and other provisions		(3.4)	(1.0)
Cash generated from operations before tax and exceptional items		164.0	184.6
Payments relating to exceptional items	5	(23.9)	(30.8)
Tax paid		(20.4)	(33.6)
Net cash generated from operating activities		119.7	120.2
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets		(37.4)	(37.1)
Interest received		2.0	2.4
Net cash used in investing activities		(35.4)	(34.7)
Cash flows from financing activities
Repurchase of ordinary shares	13	(23.7)	(100.5)
Dividends paid	13	(40.9)	(48.4)
Payments related to shares withheld for taxes		(0.4)	(6.6)
Payment of lease liabilities		(17.6)	(17.0)
Payment of financing fees		(0.5)	(0.2)
Interest paid		(48.7)	(51.6)
Net cash used in financing activities		(131.8)	(224.3)
Net decrease in cash and cash equivalents		(47.5)	(138.8)
Cash and cash equivalents at beginning of period		324.8	403.3
Effect of exchange rate fluctuations		(3.9)	2.1
Cash and cash equivalents at end of period		273.4	266.6
The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements
1.    General information
These unaudited condensed consolidated interim financial statements (“interim financial statements”) as at and for the three and six months ended June 30, 2026 comprise the results and financial position of Nomad Foods Limited and its subsidiaries (together referred to as the “Company” or “Nomad”). Nomad (NYSE: NOMD) is Europe's leading frozen foods company. Nomad's portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. Nomad is headquartered in the United Kingdom and the Company is domiciled for tax purposes in the United Kingdom. Additional information may be found at www.nomadfoods.com.
The Company’s sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for savory frozen food are slightly higher in cold or winter months, partly because there are fewer fresh alternatives available for vegetables and because our customers typically allocate more freezer space to the ice cream segment in summer or hotter months. The one exception is our ice cream business, which follows a different seasonality pattern with stronger performance through the summer months. In addition, variable production costs, including costs for seasonal staff, and working capital requirements associated with the keeping of inventories, vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, inventory (and therefore net working capital) levels typically peak in August to September just after the pea harvest and as a result, more working capital is required during those months. If seasonal fluctuations are greater than anticipated, for example, as a result of higher than normal temperatures during summer in Northern Europe, our business, financial condition and results of operations could be adversely affected.
2.     Basis of preparation
These interim financial statements for the three and six months ended June 30, 2026 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the IASB. They do not include all the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Nomad’s financial position and performance since the last annual consolidated financial statements. Therefore the unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2025, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB.
These interim financial statements were authorized for issue by the Company’s Board of Directors on August 13, 2026.
The accounting policies used by management in preparing these interim financial statements were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2025, except for income tax. Income tax is provided for based on management's estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the period. It also reflects the tax impact of exceptional items accounted for in the period.
The preparation of our interim financial statements requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis using our historical experience, as well as other factors we believe are appropriate under the circumstances, such as supply chain disruptions and high inflation. Actual results could differ from these estimates. The Directors, at the time of approving these interim financial statements, have a reasonable expectation that the Company has adequate resources to continue in operational existence for at least 12 months from the date of signing these interim financial statements given the cash funds available and the current forecast cash outflows. In preparing cash flow forecasts, management considers severe but plausible downside scenarios taking into consideration the Company's key risks, including the current economic climate which may adversely impact the Company. Having considered these risks the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis in preparing these interim financial statements.

Recently issued and not yet adopted accounting pronouncements under IFRS
IFRS 18
On April 9, 2024, the IASB issued IFRS 18 'Presentation and Disclosure in Financial Statements' ("IFRS 18"). IFRS 18 replaces IAS 1 'Presentation of Financial Statements'. IFRS 18 introduces a number of changes to the structure of the Statement of Profit or Loss, more transparency in the presentation of management's own performance measures and more granularity in reporting of financial information. The main impacts of IFRS 18 include:
•    Improved comparability in the Statement of Profit or Loss by introducing a set of clearly defined categories based on main business activities (i.e. operating, investing and financing);
•    Requiring disclosure about management-defined performance measures; and
•    Adding new principles for aggregation and disaggregation of information.
IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is assessing the full impact of the standard.
Other
All other recently issued and not yet adopted accounting standards have been considered. Adoption of these will not have a material effect on the reporting entity’s financial position or results of operations.
3.    Key judgments and significant accounting estimates
The preparation of financial statements in accordance with IFRS requires the use of judgment in applying the accounting policies and estimation that affect the reported amounts of assets and liabilities and results. Actual results could differ from those estimates and the financial statements will be impacted by key judgments taken. In preparing the interim financial statements, the key sources of estimation uncertainty for the interim period ended June 30, 2026, continue to be the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2025.
Key Judgments
Key judgments are those made by management in the process of applying accounting policies that have the most significant effect on the amounts recognized in the financial statements. Those judgments which are considered key are listed below.
a)    Uncertain tax positions
Management uses judgment when identifying and determining whether it is appropriate to provide for uncertain tax positions and for how long provisions for uncertain tax positions are retained, based on assessment as to whether it is probable that a risk would crystallize or not. Management considers tax laws which are in place in making that assessment determining whether it is appropriate to release. Please refer to Note 7 for further information.
Significant estimates
Information about estimates and assumptions that have significant effects on the amounts reported in the interim financial statements are listed below. In forming these estimates, management has taken into account the impact and potential future impact of supply chain disruptions, high inflation, as well as ongoing geopolitical conflicts. Management will continue to assess the impact of future developments in relation to these matters as it relates to estimates, especially around the carrying value of goodwill, brands and other intangible assets, as well as on property, plant and equipment.
In particular, management will focus on the impact of a long-term conflict in Ukraine. While we do not have any direct operations or sales in either Russia or Ukraine, these countries are responsible for many commonly used raw materials and resources such as fish, wheat and energy. We have seen considerable reductions in the availability or increase in cost of such raw materials and resources due to the ongoing conflicts and economic sanctions. At this time it is not possible to predict the extent or nature of future impacts on our business although we expect the current conflict to continue for some time.
a)    Discounts and trade promotions
Discounts given by the Company include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has bespoke agreements that are governed by a combination of observable and unobservable performance conditions.

Trade promotions comprise of amounts paid to retailers for programs designed to promote Company products and include pricing allowances, merchandising funds and customer coupons, which are offered through various programs to customers and consumers. The ultimate costs of these programs can depend upon retailer performance and are the subject of significant management estimates. The estimated ultimate cost of the program is based upon the programs offered, timing of those offers, estimated retailer performance based on history, management’s experience, forecast sales, the redemption rate and current economic trends.
At each financial period end date, any discount or trade promotion incurred but not yet invoiced is estimated and accrued for. In certain cases, the estimate for discounts and trade promotions requires the use of forecast information for future trading periods and therefore a degree of estimation uncertainty exists. These estimates are sensitive to variances between actual results and forecasts. The estimate is based on accumulated experience. It is impracticable to disclose the extent of the possible effects of estimation uncertainty, however, it is reasonably possible that outcomes within the next financial year from these agreements are materially different in aggregate to those estimated.
The accruals are presented as ‘trade terms’ and offset against trade receivables due to the same customer where there is a legally enforceable right of offset and where settlement is expected to occur on a net basis, otherwise they are presented as trade term payables. The balance of the reduction in trade receivables for trade terms as of June 30, 2026 is disclosed in Note 9.
b)    Employee benefit obligations
The Company operates a number of defined benefit pension schemes and post-employment benefit schemes which are valued by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Each scheme has an actuarial valuation performed and is dependent on a series of assumptions to estimate the projected obligations. The assumptions include variables which are revised periodically, that include discount rates, expected salary increases, inflation, employee turnover, retirement age, mortality and medical care costs. Our assumptions reflect historical experience and management's best judgment regarding future obligations. The assumptions used affect the current service cost and interest expense as well as changes in the obligation recognized. Net actuarial gains or losses arising from changes in assumptions and from experience are recognized in other comprehensive income/(loss).
Since defined benefit pension schemes and post-employment benefit schemes are measured on a discounted basis, the discount rate applied has an impact on the expense and obligation recognized. These discount rates are determined by reference to market yields at the end of the reporting period on high quality corporate bonds, except for Sweden where a deep market does not exist and so mortgage bonds are used. See Note 11 for details of material changes, if any, to assumptions since December 31, 2025.
c)    Carrying value of goodwill and indefinite life brands
The Company's goodwill and indefinite life brand values have been allocated based on the enterprise value at acquisition of each cash generating unit. Goodwill is monitored at an operating segment level for which the Company has one reporting and operating segment. Determining whether goodwill and indefinite life brands are impaired requires an estimation of the value in use. The review is performed using a discounted cash flow model to calculate the value in use of the Frozen segment. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. This requires us to make assumptions and estimates regarding historical information, future plans and external sources. Future cash flows for the purposes of the value in use calculation are taken from budgets prepared by management. There have been no material changes to assumptions since December 31, 2025.

4.    Segment reporting

The Chief Operating Decision Maker (“CODM”) of the Company considers there to be one reporting and operating segment, being “Frozen” which is reflected in the segment presentation below for the periods presented. The CODM primarily uses “Adjusted EBITDA”, as the key measure of the segment’s results, which is considered non-IFRS financial information.

Segment Adjusted EBITDA

		For the three months ended June 30,		For the six months ended June 30,
		2026	2025	2026	2025
	Note	€m	€m	€m	€m
Profit for the period		48.5	57.1	77.4	89.8
Taxation		11.6	13.5	18.0	20.5
Net financing costs	6	28.5	16.9	49.9	51.0
Depreciation & amortization		25.9	26.3	50.2	50.3
Exceptional items	5	13.0	14.9	22.9	32.0
Other add-backs		(3.8)	0.6	(2.1)	5.8
Adjusted EBITDA		123.7	129.3	216.3	249.4

Other add-backs include the elimination of share-based payment credit and related employer payroll tax of €4.0 million for the three months ended June 30, 2026 (2025: charges of €0.4 million) and a credit of €2.6 million for the six month period to June 30, 2026 (2025: charges of €5.3 million), as well as the elimination of non-operating M&A related costs, professional fees and transaction costs of €0.2 million for the three months ended June 30, 2026 (2025: €0.2 million) and €0.5 million for the six month period to June 30, 2026 (2025: €0.5 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

No information on segment assets or liabilities is presented to the CODM.

External revenue by geography

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	€m	€m	€m	€m
United Kingdom	188.2	196.9	386.0	416.2
Italy	77.8	78.3	176.0	188.2
Germany	75.7	84.3	172.0	190.3
France	46.7	50.3	91.7	102.4
Croatia	48.0	47.7	70.4	67.5
Sweden	33.7	33.9	68.3	69.4
Serbia	48.5	51.3	69.7	72.6
Austria	29.2	28.7	65.0	65.7
Norway	29.5	27.7	64.0	58.3
Spain	18.6	20.0	37.9	40.3
Switzerland	17.1	17.4	37.0	36.5
Rest of Europe	110.7	110.4	200.9	199.6
Total external revenue by geography	723.7	746.9	1,438.9	1,507.0

5.    Exceptional items

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	€m	€m	€m	€m
Business transformation program (1)	2.3	10.2	6.1	21.2
Organizational streamlining program (2)	8.8	1.7	14.4	7.8
Supply chain network optimization (3)	1.8	1.9	2.1	1.9
Settlement of legacy matters	0.1	1.1	0.3	1.1
Total exceptional items	13.0	14.9	22.9	32.0

We do not consider these exceptional items to be indicative of our ongoing operating performance, allowing investors and management to assess operating performance on a consistent basis.

(1)    Business transformation program

In 2020, the Company launched a multi-year, enterprise-wide transformation and optimization program. The program aims to transform data, processes and systems to enable better decision making and analytical capability, building a platform and organization to support future growth and provide better value for shareholders. The program includes the implementation of a new ERP system in some countries.
In February 2026, management realigned the program to focus on data and process transformation. There are currently no plans to roll out the new ERP system to more countries. The realignment includes activities that will extend into 2028.
Expenses incurred to date consist of restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees.

(2)    Organizational streamlining program

The Company is executing an enterprise-wide restructuring program relating to non-factory operations that began in 2025. The program aims to significantly reduce operational expenses through an optimization of the organizational structure. Expenses consist primarily of severance costs. The program is expected to be completed in 2026.

(3)    Supply chain network optimization

In the second quarter 2025, the Company initiated a supply chain network optimization program which aims to enhance operational efficiency. The program is expected to incur restructuring costs, including accelerated depreciation of assets and severance costs. Under this program in the second quarter 2026, the Company announced to its employees that it intends to close its production facility in Switzerland by the end of December 2026. Expenses incurred in 2026 consist primarily of the recognition of restructuring provisions.

In the same period in 2025, the Company announced the closure of its operations at a factory in Sweden, which closed in 2026. As a result, the useful lives of certain fixed assets were reassessed and incremental depreciation of €1.4 million was recognized in cost of sales. Expenses incurred in 2025 consist primarily of the recognition of restructuring provisions.

The program is expected to run until 2027.

Tax impact of exceptional items
The tax impact of the exceptional items for the three months ended June 30, 2026 amounted to a credit of €3.2 million (2025: €3.3 million) and €5.6 million for the six months ended June 30, 2026 (2025: €7.4 million ).
Cash flow impact of exceptional items
Included in the Condensed Consolidated Interim Statements of Cash Flows for the six months ended June 30, 2026 is €23.9 million (2025: €30.8 million) of cash outflows relating to exceptional items. This includes cash flows related to the above items in addition to the cash impact of the settlement of provisions brought forward from previous accounting periods.

6.    Finance income and costs

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	€m	€m	€m	€m

Interest income	1.1	1.2	1.8	2.7
Hedge ineffectiveness on cross currency and interest rate swaps	—	—	2.7	—
Net foreign exchange gains on translation of financial assets and financial liabilities	2.0	12.4	4.6	7.8
Finance income	3.1	13.6	9.1	10.5
Interest expense (a)	(28.7)	(27.6)	(56.2)	(55.6)
Hedge ineffectiveness on cross currency and interest rate swaps	(1.5)	—	—	—
Net pension interest costs	(1.1)	(1.2)	(2.2)	(2.4)
Amortization of debt discounts and borrowing costs	(0.3)	(1.7)	(0.6)	(3.5)
Finance costs	(31.6)	(30.5)	(59.0)	(61.5)
Net finance costs	(28.5)	(16.9)	(49.9)	(51.0)

(a) Interest expense includes interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss and is shown net of gains recycled from the cash flow hedge reserve on cross currency interest rate swaps.
7.    Taxation
Income tax expense of €11.6 million for the three months ended June 30, 2026 (2025: €13.5 million) and €18.0 million for the six month period to June 30, 2026 (2025: €20.5 million) is calculated using management’s estimate of the expected annual effective income tax rate on profits for the year ended December 31, 2026 excluding exceptional items, applied to the pre-tax income of the period excluding exceptional items. This estimate includes movements in uncertain tax positions totaling a charge of €0.9 million for the three months ended June 30, 2026 (2025: charge of €1.1 million) and a beneficial impact of €18.4 million for the six month period to June 30, 2026 (2025: beneficial impact of €39.1 million). The UK statutory rate of corporation tax has been 25% since April 1, 2023.
The Company’s subsidiaries, which are subject to tax, operate in many different jurisdictions and, in some of these, certain tax matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve, and are in different stages with respect to assessments, appeals and refunds. The Company actively seeks to manage the associated risks by proactively engaging with tax authorities and applying for Advanced Pricing Agreements where appropriate. Provisions for uncertain tax positions require management to make estimates and judgments with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified and management assesses that the risk of that exposure crystallizing is probable, a provision is made based on best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could, in future years, experience adjustments to this provision, including releases of provisions when those exposures become time barred.
Notwithstanding this, management believes that the Company’s tax position on all open matters including those in current discussion with local tax authorities is robust and that the Company is appropriately provided.

8.    Earnings per share
Basic earnings per share

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Profit for the period attributable to equity owners of the parent (€m)	48.5	57.1	77.4	89.8
Weighted average Ordinary Shares and shares issuable solely after the passage of time in millions	139.8	152.4	140.8	153.5
Basic earnings per share	€0.35	€0.37	€0.55	€0.59

For the three months ended June 30, 2026, the number of shares in both basic and diluted earnings per share calculations has been adjusted to include 25,835 shares (2025: 20,000 shares) and 25,835 shares for the six months ended June 30,2026 (2025: 20,000 shares), to be issued in future periods as all conditions have been met. The diluted earnings per share calculation also includes an estimate of 300,271 potential ordinary shares for the three months ended June 30, 2026 (2025: 237,006 ) and 334,451 shares for the six months ended June 30, 2026 (2025: 236,380 shares), calculated using the treasury method, on long term incentive plans contingent on service only. There are no adjustments to the profit for the period attributable to equity owners of the parent.

Diluted earnings per share

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Diluted earnings per share
Profit for the period attributable to equity owners of the parent (€m)	48.5	57.1	77.4	89.8
Weighted average Ordinary Shares, shares issuable solely after the passage of time and potential ordinary shares in millions	140.1	152.6	141.1	153.7
Diluted earnings per share	€0.35	€0.37	€0.55	€0.58
9.     Financial instruments
The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IFRS 9 “Financial Instruments”.

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
June 30, 2026	€m	€m	€m	€m	€m
Assets
Derivative financial instruments	—	—	7.7	—	7.7
Trade and other receivables excluding non-financial assets	351.2	—	—	—	351.2
Cash and cash equivalents	77.9	195.5	—	—	273.4
Liabilities
Derivative financial instruments	—	—	(103.5)	—	(103.5)
Trade and other payables excluding non-financial liabilities	—	—	—	(773.1)	(773.1)
Loans and borrowings	—	—	—	(2,312.0)	(2,312.0)
Total	429.1	195.5	(95.8)	(3,085.1)	(2,556.3)
Trade and other receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €121.5 million.

Loans and borrowings includes €94.6 million relating to lease liabilities.

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
December 31, 2025	€m	€m	€m	€m	€m
Assets
Derivative financial instruments	—	—	4.9	—	4.9
Trade and other receivables excluding non-financial assets	315.8	—	—	—	315.8
Cash and cash equivalents	108.7	216.1	—	—	324.8
Liabilities
Derivative financial instruments	—	—	(131.6)	—	(131.6)
Trade and other payables excluding non-financial liabilities	—	—	—	(740.5)	(740.5)
Loans and borrowings	—	—	—	(2,291.2)	(2,291.2)
Total	424.5	216.1	(126.7)	(3,031.7)	(2,517.8)
Trade and other receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €192.1 million.
Loans and borrowings includes €89.3 million relating to lease liabilities.
The Company has determined that the carrying amounts of trade receivables, trade payables and cash and cash equivalents are a reasonable approximation of fair value.
Derivative financial instruments
The financial instruments are not traded in an active market and so the fair value of these instruments is determined from the implied forward rate. The valuation technique utilized by the Company maximizes the use of observable market data where it is available. All significant inputs required to fair value the instrument are observable. The Company has classified its derivative financial instruments as level 2 instruments as defined in IFRS 13 “Fair value measurement”.
Interest bearing loans and borrowings
The fair value of the senior secured notes is determined by reference to price quotations in the active market in which they are traded. They are classified as level 1 instruments. The fair value of the senior loans is calculated by discounting the expected future cash flows at the period end’s prevailing interest rates. They are classified as level 2 instruments. There is no requirement to determine or disclose the fair value of lease liabilities.
Senior loans includes a USD Term Loan B of $620.0 million (€542.8 million) and a EUR Term Loan of €880.0 million repayable in November 2032. The USD Term Loan requires an annual amortization repayment, equivalent to 1.0% of the loan value as at the refinancing date or $6.2 million (€5.4 million) in October each year, until maturity. The EUR Term Loan is repayable only upon maturity.
The Company through its indirect, wholly-owned subsidiary, Nomad Foods Bondco Plc, holds an aggregate principal amount of €800.0 million senior secured notes of 2.5% due June 2028, guaranteed on a senior basis by the Company and certain subsidiaries. Interest on these notes is payable semi-annually in arrears on January 15 and July 15 each year.

Changes to loans and borrowings
On November 10, 2025, the Company completed a refinancing of its senior loans. The USD Term Loan B with principal outstanding of $679.1 million due 2029, was repaid and replaced by a new USD Term Loan of $620.0 million due 2032, with interest of SOFR rate plus 2.5%. The EUR Term Loan facilities of €553.2 million due 2028 and €130.0 million, due 2029 and bearing interest at EURIBOR plus 2.5% and 2.75% respectively, were repaid and replaced by a new EUR Term Loan of €880.0 million bearing interest at EURIBOR plus 2.5%, due 2032.

Management concluded that the refinancing is an extinguishment of the pre-existing debt. As a result, unrealized gains on previous modifications of €23.8 million as well as capitalized debt discounts and borrowing costs of €25.1 million, were expensed in addition to other transaction costs. The new term loans were issued at a discount of €3.5 million, which, together with eligible transactional expenses incurred on the new senior loan facilities of €1.2 million, have been capitalized and will be amortized over the remaining loan term.

Concurrent to the refinancing, derivatives which hedged the currency and interest rate exposure of the Company's pre-existing senior loan facilities were amended to align to the amounts and terms of the new senior loan facilities and a one-off loss of €5.6 million was realized. Total expenses of €75.9 million were recognized as a consequence of the refinancing activity.

As part of the refinancing, the maturity of the existing revolving credit facility of €175.0 million (the "Revolving Credit Facility") was extended until 2032.

Subsequent events

On July 30, 2026 the Company through its indirect, wholly-owned subsidiary, Nomad Foods Bondco Plc, completed its offering of €800.0 million aggregate principal amount of 5.25% Senior Secured Notes due 2033 (the "2033 notes"). The gross proceeds of the offering were used to redeem in full the existing €800.0 million aggregate principal amount senior secured notes due 2028. The Company expects the notes to be guaranteed and secured on a senior basis by the Company and certain of its subsidiaries within 60 business days. Interest on the 2033 notes will be payable semi-annually in arrears on January 15 and July 15 each year.

Concurrent to this, the Company secured an increase in commitments under its revolving credit facility of €105.0 million by way of an additional facility notice, providing an aggregate amount available thereunder of €280.0 million.

The senior loans, 2033 notes and any drawn balances of the revolving credit facility are secured with equal ranking against assets of the Company and specified subsidiaries.

Fair value of loans and borrowings

	Fair value		Carrying value
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
	€m	€m	€m	€m
Senior EUR/USD loans	1,398.8	1,417.0	1,422.8	1,408.0
Other external debt	0.1	0.1	0.1	0.1
2028 fixed rate senior secured notes	770.5	784.0	800.0	800.0
Less capitalized debt discounts and borrowing costs	—	—	(5.5)	(6.2)
	2,169.4	2,201.1	2,217.4	2,201.9

10.    Provisions

	Restructuring	Provisions related to other taxes	Other	Total
	€m	€m	€m	€m
Balance as of January 1, 2026	12.3	7.3	9.4	29.0
Additional provision in the period	13.8	—	1.8	15.6
Release of provision	(1.2)	—	(1.1)	(2.3)
Utilization of provision	(9.7)	—	(1.4)	(11.1)
Foreign exchange	—	—	0.1	0.1
Balance as of June 30, 2026	15.2	7.3	8.8	31.3

Analysis of total provisions:			June 30, 2026	December 31, 2025
Current			30.0	27.6
Non-current			1.3	1.4
Total			31.3	29.0
Updates since December 31, 2025
Restructuring
The €15.2 million (December 31, 2025: €12.3 million) provision relates to committed plans for certain restructuring activities. The increase in the provision during the period relates to the organizational streamlining and supply chain optimization programs as detailed in Note 5, for which the provisions are due to be settled within the next 12 months. €9.7 million has been utilized in the six months ended June 30, 2026, which relates to these programs.
11.    Employee benefits

The Company operates partially funded defined benefit pension plans in Germany and Austria, an unfunded defined benefit pension plan in Sweden and defined benefit indemnity arrangements in Italy and Austria, as well as various contribution plans in other countries. Pension benefits in Switzerland are met via a contract with a collective foundation that offers a fully insured solution to provide a contribution-based cash balance retirement plan, which is classified as a defined benefit plan. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy, long term service awards are in operation and various other countries provide other employee benefits. There were no changes in the nature of any schemes in the six months ended June 30, 2026.

The total net employee benefit obligations as at June 30, 2026 is as follows:

€m
Balance as of January 1, 2026	138.4
Current service cost	0.9
Net interest expense	2.2
Benefits paid	(3.5)
Actuarial gain on pension scheme valuations	3.2
Foreign exchange differences on translation	(1.0)
Balance as of June 30, 2026	140.2
The principal assumptions applied for the valuation at June 30, 2026 were the same as those applied at December 31, 2025, except for the German plan, which is the most significant in terms of plan assets and liabilities to the Company. The discount rate applied to the German defined benefit obligations was unchanged at 4.1% and the discount rate applied to the Swedish defined benefit obligations, which is also material, decreased from 3.7% to 3.5%.

12.    Share based compensation reserve

The Company's discretionary share award scheme, the EIP, enables the Company’s Compensation Committee to make grants in the form of rights over ordinary shares (“Management Share Awards” or “Awards”), to any Director or employee of the Company. It is the Compensation Committee’s current intention that Awards be granted only to senior management, including senior management also serving as a director. The EIP also includes share options under the Company's Co-Investment and Share Option Matching Sub Plan for directors and senior management. The Company operates a separate annual restricted share award for Non-Executive Directors.
All Awards are to be settled by physical delivery of shares. The Company calculates the share-based payment expense based upon the fair value of the share award or share option, at the date of grant.
The share-based payment credit reported within the Condensed Consolidated Statement of Profit or Loss for the three and six months ended June 30, 2026 related to the Director and Management Share Awards is €4.7 million and €3.3 million respectively (expense for the three and six months ended June 30, 2025: €0.3 million and €3.8 million respectively). Additionally, the total charge for Non-Executive Directors' grants within the Statement of Consolidated Profit or Loss for the three and six months ended June 30, 2026 for the stock compensation awards was €0.2 million and €0.4 million (three and six months ended June 30, 2025: €0.2 million and €0.3 million).
Director and Senior Management Share Awards

As part of its long-term incentive initiatives, the Company awards performance share awards and restricted share awards to the management team. The Awards active during the current and prior reporting periods are detailed below.

As at June 30, 2026:

	2023 Award	2024 Award	2025 Award	2026 Award	Other Awards	Total
Number of awards outstanding at January 1, 2026	777,155	873,507	1,044,488	—	589,991	3,285,141
New awards granted in the period	—	—	—	1,157,028	56,000	1,213,028
Forfeitures in the period	(777,155)	(79,852)	(210,240)	(74,887)	(21,167)	(1,163,301)
Awards vested and issued in period	—	—	—	—	(49,000)	(49,000)
Number of awards outstanding at June 30, 2026	—	793,655	834,248	1,082,141	575,824	3,285,868
As at June 30, 2025:

	2022 Award	2023 Award	2024 Award	2025 Award	Other Awards	Total
Number of awards outstanding at January 1, 2025	704,983	922,250	1,059,192	—	441,991	3,128,416
New awards granted in the period	—	—	—	1,097,853	62,000	1,159,853
Forfeitures in the period	(148,989)	(69,759)	(71,935)	(13,892)	(20,000)	(324,575)
Awards vested and issued in period	(555,994)	—	—	—	(76,000)	(631,994)
Number of awards outstanding at June 30, 2025	—	852,491	987,257	1,083,961	407,991	3,331,700
In February 2025, based upon vesting of the 2022 Management Share Award, 349,823 new ordinary shares of the Company were issued, net of 282,171 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities of the participants arising on the vested ordinary shares. There remained no outstanding awards of the 2022 Management Share Award at the end of the current reporting period.
In February 2026, based upon vesting of the 2023 Management Share Award, 28,683 new ordinary shares of the Company were issued, net of 20,317 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities of the participants arising on the vested ordinary shares. There remained no outstanding awards of the 2023 Management Share Award at the end of the current reporting period.

During the first quarter of 2025, 1,024,922 performance share awards and 114,669 restricted share awards were granted as part of the 2025 Management Share Award. Of the restricted share awards, 62,000 awards are reported under "Other awards" in the movement table above. The performance period associated with the performance share awards is from January 1, 2025 to January 1, 2028. The performance share awards are subject to non-market performance conditions which include meeting the Company's target cumulative Adjusted EBITDA and Adjusted Free Cash Flow Productivity by January 1, 2028.

During the first half of 2026, 1,098,031 performance share awards and 114,997 restricted share awards were granted as part of the 2026 Management Share Award. Of the restricted share awards, 56,000 awards are reported under "Other awards" in the movement table above. The performance period associated with the performance share awards is from January 1, 2026 to January 1, 2029. The performance share awards are subject to non-market performance conditions which include meeting the Company's target cumulative Adjusted EBITDA and Adjusted Free Cash Flow Productivity by January 1, 2029. The service condition on restricted share unit awards approximates three years.

The Company calculates the cost of the Management Share Awards based upon their fair value. The performance share awards which were active during the reporting period are subject to non-market performance conditions. Both performance share awards and restricted share awards do not accrue dividends during the vesting period. The Company recognizes the share price at grant date as the fair value of the awards. The fair values and remaining contractual life of the share awards are as follows:

	2024 Award	2025 Award	2026 Award
Grant date share price and fair value of share award	$16.95	$18.90	$9.55
Exercise price	$—	$—	$—
Remaining contractual life of performance share award	0.5 years	1.7 years	2.7 years
Remaining contractual life of restricted share award	0.5 years	1.7 years	2.7 years

Co-Investment and Share Option Matching Sub Plan
In May 2026, the Company implemented the Co-Investment and Share Option Matching Sub Plan (the 'Matching Plan') program. Under the Matching Plan, eligible members of the Company's board of directors and senior leadership team, through investment of their own capital in ordinary shares of the Company, receive a grant of options to purchase additional ordinary shares at the exercise price, determined as the closing share price on the date that the award is granted to each participant. The Matching Plan provides key individuals of the Company an incentive to maintain and/or increase their existing ownership of ordinary shares of the Company.
The Matching Plan will vest after 3 years. Between May 7, 2026, and June 30, 2026, a total of 9,925,000 share options have been granted and remain outstanding. The number of options that will eventually vest is dependent on the achievement of target share price hurdles during the vesting period as well as the number of shares purchased. Options may be exercised between the third and fifth anniversary of the grant date and are dependent on service conditions being met.

The weighted average fair value and remaining contractual life of the Matching Plan share options are as follows:

Matching Plan Share Options 2026
Weighted average fair value of share option at grant[1]	$1.13
Weighted average exercise price	$10.14
Weighted average remaining contractual life	2.9 years
1 The fair value of share options granted have been determined using the Monte Carlo simulation and are based on the following inputs and assumptions:

Matching Plan Share Option
Share price at date of grant	$10.14
Exercise price per share option	$10.14
Expected term	3 - 5 years
Risk-free rate	4.1%
Expected dividend yield	6.7%
Expected volatility	28.8%
Discount for post-vesting restrictions	10.0%

The risk-free rate has been taken from US Government bonds, with a redemption period of four years.
Share options which have not been exercised are not entitled to dividends or dividend equivalents. The dividend yield represents a reduction to share price growth.
Expected volatility is a measure of the amount by which the Company's share price returns are expected to fluctuate during the life of an option, at the grant date. The expected volatility is estimated based on the historical share price volatility of the Company over a three to five year period, of 27.4% to 29.7%. The historical share price volatility is used as a guide to expected volatility over a period that is commensurate with the expected life of the option. The expected volatility input of 28.8% is calculated as the mean of the Company's volatility over a historical three, four and five-year period.
All ordinary shares attained via exercise of the share options under the Matching Plan, are subject to a two-year post-vesting holding period, following which fifty-percent (50%) of such ordinary shares are subject to an additional one-year holding period. During the holding period, participants are unable to dispose of these ordinary shares. Participants are not subject to a continued employment condition during the holding period. A discount has been applied to the fair value of the Matching Plan share options, to reflect the impact of these post-vesting restrictions on the share price.
Non-Executive Director Restricted Share Awards
In accordance with the Board approved independent Non-Executive Director compensation guidelines, each independent Non-Executive Director has been entitled to a grant of $140,000 of restricted shares annually on the date of the annual general meeting, valued at the closing market price for such shares on this date. The restricted shares vest on the earlier of thirteen months from the date of grant or the date of the Company’s next annual meeting of shareholders.
On July 10, 2024, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted 36,738 restricted stock awards at a share price of $16.33. All 36,738 restricted stock awards vested on July 10, 2025 and 24,135 were issued, after 12,603 shares were held back by the Company to settle personal tax liabilities.
On July 10, 2025, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted 49,092 restricted stock awards at a share price of $17.11. This annual restricted stock grant is issued under the Company's EIP and, beginning with the year 2025, is equal to $140,000 of ordinary shares valued at the date of issue. All 49,092 restricted stock awards vested on June 22, 2026 and 29,707 were issued, after 19,385 shares were held back by the Company to settle personal tax liabilities.
On October 16, 2025, a newly appointed Non-Executive Director was granted 8,378 restricted stock awards at a share price of $16.71, under the same terms. All 8,378 restricted stock awards vested on June 22, 2026 and 6,702 were issued, after 1,676 shares were held back by the Company to settle personal tax liabilities.
In 2026, the participants were entitled to choose between continuing to receive their cash salary of $75,000 plus committee fees as quarterly cash payments or additional restricted stock units, in addition to $140,000 of ordinary shares valued at the date of issue. On June 22, 2026, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted 94,110 restricted stock awards in total at a share price of $10.02 under these terms. This annual restricted stock grant is issued under the Company's EIP.

Share based compensation reserve

	2026	2025
	€m	€m
Balance as of January 1	16.9	26.2
Non-Executive Directors' restricted share awards charge	0.4	0.3
Directors' and Senior Management share awards (credit)/charge	(3.3)	3.8
Shares issued upon vesting of awards	(0.8)	(12.2)
Reclassification of awards for settlement of tax liabilities	(0.4)	(4.9)
Balance as of June 30	12.8	13.2

In many jurisdictions, tax authorities levy taxes on share-based payment transactions with employees that give rise to a personal tax liability for the employee. In some cases, the Company is required to withhold the tax due and to settle it with the tax authority on behalf of the employees. To fulfill this obligation, the terms of the Management Share Awards permit the Company to withhold the number of shares that are equal to the monetary value of the employee’s tax obligation from the total number of shares that otherwise would have been issued to the employee upon vesting. The monetary value of the employee’s tax obligation is recorded as a deduction from the Share based compensation reserve for the shares withheld.
13.    Share capital and capital reserve, other reserves and dividends
Ordinary Shares
On November 6, 2023, the Company's Board of Directors authorized a share repurchase program to purchase up to an aggregate of $500 million of the Company’s ordinary shares. Acquisitions pursuant to the share repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements. The program will expire at the end of 2026. Pursuant to the program, as at December 31, 2025, 21,397,779 ordinary shares had been repurchased and canceled at an average price of $16.28, for aggregate gross costs of $348.9 million (€314.3 million), with directly attributed transaction costs of €0.4 million. In the six months ended June 30, 2026, a further 2,664,169 ordinary shares had been repurchased and canceled in open market transactions at an average price of $10.33. The aggregate gross cost was $27.6 million (€23.7 million). Directly attributable transaction costs were immaterial. Following settlement, all shares repurchased have been canceled.
See Note 12 for further information on restricted shares vested as part of the 2023 Management Share Award.
The authorized share capital available to the Company consists of an unlimited number of Ordinary Shares, each issued with $nil nominal value.

	Shares		June 30, 2026	December 31, 2025
	June 30, 2026	December 31, 2025	€m	€m
Authorized Share Capital issued and fully paid:
Ordinary Shares with nil nominal value	139,791,169	142,426,655	1,139.1	1,162.0
Total share capital and capital reserve			1,139.1	1,162.0
Listing and share transaction costs			(27.7)	(27.7)
Total net share capital and capital reserve			1,111.4	1,134.3

Other Reserves
Other reserves as at June 30, 2026, include a cash flow hedging reserve of €(5.3) million (December 31, 2025: €(16.8) million) and a cost of hedging reserve with a surplus of €3.0 million (December 31, 2025: surplus of €3.9 million).
Dividends
A dividend of $0.17 per share for the quarter ended June 30, 2026 was approved by the Board of Directors on July 30, 2026 and will be payable on August 27, 2026 based on a record date as of the close of business on August 11, 2026. As this was approved after the date of the Consolidated Statement of Financial Position, the dividend has not been recorded in these condensed consolidated interim financial statements.
The Board of Directors have previously declared the following dividends:

June 30, 2026
Quarter ended	Approval date	Payment date	$ per share	$m	€m
December 31, 2025	January 30, 2026	February 26, 2026	0.17	24.2	20.6
March 31, 2026	April 30, 2026	May 28, 2026	0.17	23.8	20.3
				48.0	40.9

June 30, 2025
Quarter ended	Approval date	Payment date	$ per share	$m	€m
December 31, 2024	January 30, 2025	February 26, 2025	0.17	26.2	25.3
March 31, 2025	April 30, 2025	May 28, 2025	0.17	25.9	23.1
				52.1	48.4
14.    Related parties
As of January 1, 2022, the Company amended its Advisory Services Agreement with Mariposa Capital, LLC, an affiliate of Sir Martin Franklin, and TOMS Capital LLC, an affiliate of Mr. Gottesman. Pursuant to the terms of the Amended and Restated Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC will continue to provide high-level strategic advice and guidance to the Company for an aggregate annual fee equal to $4.0 million, payable in quarterly installments.

Key management personnel comprise the Directors and Executive Officers. The Executive Officers continue to be remunerated for their services to the Company through their employment contracts. Non-executive Directors continue to receive fees for their services as board members and to certain committees that are settled through payroll. Director fees are payable quarterly in arrears. Total non-executive Director fees and expenses for the three and six months ended June 30, 2026 were €0.1 million and €0.3 million respectively (three and six months ended June 30, 2025: €0.1 million and €0.2 million respectively). In addition, non-executive Directors received grants under the LTIP as discussed in Note 12.
Sir Martin Franklin, Jim Lillie & Ian Ashken are Directors of the APi Group, which is the parent company of Chubb Fire and Security Ltd (“Chubb UK&I”), Chubb Iberia SL ("Chubb Spain") and Chubb European Group SE, which have all transacted with the Company within the financial years presented. Sir Martin and Messrs. Lillie and Ashken may be deemed to exercise significant influence over these entities. Details of these related party transactions are as follows:
•In 2024, the Company engaged Chubb UK&I to install safety equipment in factories in UK and Ireland which commenced in 2025, €3.4 million of spend has been committed to in 2026.
•In 2025, the Company engaged Chubb Spain to install safety equipment in a factory. The work commenced late in 2025 and is expected to be completed in 2026. €1.6 million of spend has been committed to in 2026.
The service and fees for all the transactions noted above are considered to be immaterial to both parties and are provided on an arm's length basis.

15.    Subsequent events after the Statement of Financial Position date
Offering of new senior secured notes
Details of the offering of new senior secured notes on July 30, 2026, can be found in Note 9.
Dividends
Details of dividends declared after June 30, 2026 can be found in Note 13.